UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AVANT DIAGNOSTICS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

05350M106
(CUSIP Number)

May 25, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05350M106	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS COASTAL INVESTMENT PARTNERS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 92,545,956
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 92,545,956
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92.545.956
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (based on the total of 1,439,428,082 shares of Common Stock outstanding).
12.	TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

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CUSIP No. 05350M106	13G	Page 3 of 7 Pages

Item 1.

(a)	Name of Issuer Avant Diagnostics, Inc., a Nevada corporation.

(b)	Address of Issuer’s Principal Executive Offices 1050 30th Street NW, Suite 107, Washington, D.C. 20007

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed by Coastal Investment Partners, LLC, a Wyoming limited liability company, with respect to shares of common stock, $0.00001 par value, beneficially owned by the Reporting Person.

(b)	Address of the Principal Office or, if none, residence 1621 Central Avenue, Cheyenne, Wyoming 82001

(c)	Citizenship The Reporting Person is a Wyoming limited liability company.

(d)	Title of Class of Securities Common Stock, $0.00001 value per share

(e)	CUSIP Number 05350M106

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CUSIP No. 29277L108	13G	Page 4 of 7 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	–	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	–	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	–	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	–	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	–	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	–	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	–	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	–	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	–	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	–	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)	Amount beneficially owned: 92,545,956
(b)	Percent of class: 6.4%
(c)	Number of shares as to which the Reporting Person has:

a.	Sole power to vote or to direct the vote: 92,545,956
b.	Shared power to vote or to direct the vote: 0
c.	Sole power to dispose or direct the disposition of: 92,545,956
d.	Shared power to dispose or direct the disposition: 0

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CUSIP No. 268277308	13G	Page 5 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

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CUSIP No. 05350M106	13G	Page 6 of 7 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

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CUSIP No. 05350M106	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coastal Investment Partners, LLC

/s/ Miles Riccio Name: Miles Riccio Title: Authorized Person

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